Filed Pursuant to Rule 424(b)(3)
Registration No. 333-166447

COLE CORPORATE INCOME TRUST, INC.
SUPPLEMENT NO. 11 DATED SEPTEMBER 3, 2013
TO THE PROSPECTUS DATED MAY 1, 2013
This document supplements, and should be read in conjunction with, the prospectus of Cole Corporate Income Trust, Inc. dated May 1, 2013, Supplement No. 8 dated July 16, 2013, which superseded and replaced all previous supplements to the prospectus, Supplement No. 9 dated August 1, 2013 and Supplement No. 10 dated August 15, 2013. Unless otherwise defined in this supplement, capitalized terms used in this supplement shall have the same meanings as set forth in the prospectus.
The purpose of this supplement is to describe the following:

(1)	the status of the offering of shares of Cole Corporate Income Trust, Inc.;
(2)	extension of the deadline for funding subscriptions received in our public offering; and
(3)	recent real property investments.
Status of Our Public Offering
The registration statement for our initial public offering of 300,000,000 shares of common stock was declared effective by the Securities and Exchange Commission on February 10, 2011. Of these shares, we are offering up to 250,000,000 shares in a primary offering and up to 50,000,000 shares pursuant to our distribution reinvestment plan. During the month of August 2013, we accepted investors’ subscriptions for, and issued, a total of approximately 33.1 million shares of our common stock in our offering, resulting in gross proceeds to us of approximately $331.1 million, consisting of approximately 32.9 million shares of our common stock in our primary offering, resulting in gross proceeds to us of approximately $328.8 million, and approximately 246,000 shares of our common stock pursuant to our distribution reinvestment plan, resulting in gross proceeds to us of approximately $2.3 million. As of August 31, 2013, we had accepted investors’ subscriptions for, and issued, approximately 124.4 million shares of our common stock in the offering (including shares issued pursuant to our distribution reinvestment plan), resulting in gross proceeds to us of approximately $1.2 billion.
Extension of the Deadline for Funding Subscriptions Received in Our Public Offering
We previously disclosed that our board of directors had approved closing our primary offering on September 30, 2013, and that our general policy is to accept subscription agreements only if they are received in good order on or before the close of business on September 30, 2013 and the subscriptions are fully funded no later than the close of business on October 15, 2013. We have extended the date by which subscriptions must be fully funded to no later than the close of business on October 31, 2013. However, the September 30, 2013 deadline by which subscription agreements must be received in good order remains unchanged. All references in our prospectus to the deadline by which subscriptions must be fully funded for our primary offering are hereby supplemented and revised accordingly. We intend to continue to sell shares of our common stock in this offering pursuant to our distribution reinvestment plan following the termination of our primary offering.
The offering must be registered in every state in which we offer or sell shares. Generally, such registrations are for a period of one year. Thus, we may have to stop selling shares in any state in which our registration is not renewed or otherwise extended annually. We reserve the right to terminate this offering at any time prior to the stated termination date.
Recent Real Property Investments
The following information supplements, and should be read in conjunction with, the sections of our prospectus captioned "Prospectus Summary — Description of Real Estate Investments" beginning on page 11 of the prospectus and "Investment Objectives and Policies — Real Property Investments" beginning on page 104 of the prospectus.
As of August 30, 2013, we, through separate wholly-owned limited liability companies of ours and our operating partnership, owned 45 properties located in 21 states, consisting of approximately 9.0 million gross rentable square feet of corporate office and industrial space. The properties generally were acquired through the use of proceeds from our initial public offering and from available borrowings. We acquired four properties between August 1, 2013 and August 30, 2013 for an aggregate purchase price of $72.6 million, consisting of approximately 679,000 gross rentable square feet. In connection with the purchases of these properties, we paid an affiliate of our advisor aggregate acquisition fees of approximately $1.5 million.

CCIT-SUP-11D